  EXHIBIT 99.14

KANGARI CONSULTING LLC 1000 Brickell Ave, Ste 715 Miami, Florida, USA, 33131 T: +1 (786) 484 8116 E: info@kangariconsulting.com W: www.kangariconsulting.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report – Wonmunna Iron Ore Mine, Australia, 10th August 2022.

I, Christopher Picken BSc (Hons) MIMMM, residing at 33 Storth Park, Sheffield,United Kingdom, do hereby certify that:

1)	I am a Senior Exploration Consultant Geologist with the firm of Kangari Consulting LLC, with an office at 1000 Brickell Ave, Ste 715, Miami, Florida, USA, 33131;
2)

I am a graduate of the University of Manchester in 1985, I obtained a Bachelor of Science (Honors) in Geography/Geology. I have practiced my profession continuously since 1985 I have worked as exploration geologist for 35 years. During my career I have worked on projects from grassroots though to feasibility in South Africa, Venezuela, Bolivia, Ecuador, Peru, Chile, Brazil, Tanzania, Uganda, Liberia, Sierra Leone, Cote d’Ivoire, Republic of Congo and Ethiopia. Projects worked on include the 2 million-ounce Yaoure Gold Project in Cote d’Ivoire.

3)	I am a professional Geologist registered with the Institute of Materials, Minerals and Mining (MIMM 464056
4)	I have not personally visited the project area as it was not required under section 9.2 of NI 43-101.
5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty Corp. and Mineral Resources Limited, as defined in Section 1.5 of NI 43-101;
7)	I am author of this report and responsible for sections 1 through 12, 23, 24 & parts of 25 & 26; and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property.
9)	I have read NI 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)

Kangari Consulting LLC was retained by Vox Royalty Corp. to prepare a technical audit of the Wonmunna Iron Ore Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on information in the public domain and shared by Vox Royalty Corp. with Kangari Consulting LLC.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Wonmunna Iron Ore Mine or any securities of Vox Royalty Corp.
12)

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Matthew Randall

Sheffield UK	Christopher J Picken MIMMM
August 2022	Senior Exploration Consultant Geologist

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